Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

Tel: 215.963.5000

Fax: 215.963.5001

www.morganlewis.com

March 22, 2016

FILED AS EDGAR CORRESPONDENCE

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:	Calamos Phineus Long/Short Fund 485(a) Filing (File Nos. 033-19228 and 811-05443)

Dear Ms. Hamilton:

On behalf of our client, Calamos Advisors LLC (the “Adviser”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the financial statements of certain private funds referenced in the Part C filed as part of Calamos Investment Trust’s (the “Trust”) post-effective amendment no. 97, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 99, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement on Form N-1A filed with the SEC on November 6, 2015 pursuant to
Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Calamos Phineus Long/Short Fund (the “Fund”). Specifically, such comments relate to financial statements of Phineus Voyager, L.P. (the “Predecessor Fund”) and Phineus Master Fund, Ltd. (the “Master Fund”) and related disclosure in the Amendment. Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. With respect to comments made regarding the financial statements of the Predecessor Fund and the Master Fund, the Trust will take steps to ensure that such comments are reflected in the Fund’s financial statements moving forward. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.	Comment. In connection with the financial statements of the Predecessor Fund and Master Fund:

a. In the Statement of Operations, please state separately any other expense item the amount of which exceeds 5% of the total expenses shown under the “Expenses” caption, pursuant to Article 6.07(2)(b) of Regulation S-X.

Response. The Trust confirms that the Fund’s future Statements of Operations will reflect the Staff’s comment to the extent that such comment remains consistent with Regulation S-X in effect.

b. Please ensure that five years of financial highlights are presented in the financial statements in accordance with guidance provided by the American Institute of CPAs (the “AICPA”).

Response. The Trust confirms that the Fund’s future Financial Highlights will reflect the Staff’s comment to the extent that such comment remains consistent with AICPA guidance in effect.

2.	Comment. In connection with the financial statements of the Master Fund only:

a. In the Statement of Assets and Liabilities, please disclose the title of each class of capital shares or other capital units, the number authorized, the number outstanding, and the dollar amount thereof in accordance with Article 6-04.16(a) of Regulation S-X.

Response. The Trust confirms that the Fund’s future Statements of Assets and Liabilities will reflect the Staff’s comment to the extent that such comment remains consistent with Regulation S-X in effect.

b. In the Balance Sheet, please (i) disclose the accumulated undistributed investment income-net, accumulated undistributed net realized gains (losses) on investment transactions, and net unrealized appreciation (depreciation) in value of investments at the Balance Sheet date in accordance with Article 6-04.17 of Regulation S-X and (ii) state the net asset value per share in accordance with Article 6-04.19 of Regulation S-X.

Response. The Trust confirms that the Fund’s future Balance Sheets will reflect the Staff’s comment to the extent that such comment remains consistent with Regulation S-X in effect.

c. In the Statement of Changes in Net Assets, disclose parenthetically the balance of undistributed net investment income included in net assets at the end of the relevant period in accordance with Article 6-09.7 of Regulation S-X.

Response. The Trust confirms that the Fund’s future Statements of Changes in Net Assets will reflect the Staff’s comment to the extent that such comment remains consistent with Regulation S-X in effect.

3.	Comment. With respect to the Fund’s prospectuses, please describe how the financial statements of the Predecessor Fund for the period ended December 31, 2015 relate to the data provided in the Fund’s fee table.

Response. The data included in the Fund’s fee table are the Fund’s management fee, Distribution and/or Service Fee (“Rule 12b-1 Fee”) (if applicable, depending on the share class), “Other Expenses” (including expenses related to the Fund’s short sales) and

Acquired Fund Fees and Expenses (“AFFE”). The Adviser charges a different management fee to the Fund than it charged to the Predecessor Fund. The Predecessor Fund also did not charge a Rule 12b-1 fee because it was not a registered investment company. Further, the Fund’s Other Expenses are estimated based on its own expense structure that is different from that of the Predecessor Fund (e.g., its service providers charge different fees than those of the Predecessor Fund, the Predecessor Fund did not have independent trustee expenses, etc.). In addition, AFFE is a line item unique to registered investment company prospectuses and does not have an analogue in private fund (or registered investment company) financial statements. Therefore, the financial statements of the Predecessor Fund for the period ended December 31, 2015 do not relate to the data provided in the Fund’s fee table, and the Fund’s fee table was not derived from such financial statements.

4.	Comment. Please confirm that the investment advisory agreement between the Trust, on behalf of the Fund, and the Adviser (the “Advisory Agreement”) will be filed as an exhibit to the post-effective amendment to the Trust’s Registration Statement filed pursuant to Rule 485(b) under the 1933 Act that will be filed to respond to SEC staff comments to the Amendment and make other non-material changes (the “485(b) Filing”).

Response. Consistent with the Trust’s practice with respect to new series, the Trust confirms that it will file as an exhibit to the 485(b) Filing a Notification to the Adviser regarding an amendment to the Fee Schedule to the Advisory Agreement that notifies the Adviser that the Fund has been added as a series subject to the Advisory Agreement.

5.	Comment. In the “Shareholder Fees” table in the Fund’s prospectuses:

a. Please confirm whether the expenses in the “Expense Reimbursement” line item should be lower and, accordingly, the expenses in the “Total Annual Operating Expenses After Reimbursement” line item should be higher because short interest and short dividend expenses are excluded from the contractual fee waiver/expense reimbursement.

Response. The Trust confirms that the “Expense Reimbursement” line item should be lower and, accordingly, the expenses in the “Total Annual Operating Expenses After Reimbursement” line item should be higher than as provided in the Amendment.

b. If the expenses need to be updated, please reflect the updated expenses in the Shareholder Fees tables and Examples in the prospectuses filed as part of the post-effective amendment that will be filed pursuant to the 485(b) Filing.

Response. The requested change has been made.

* * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
David W. Freese, Esq.

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